Exhibit 99.1

PRESS RELEASE

Magic Software Announces Filing of 2018 Annual Report

Or Yehuda, Israel, April 30, 2019 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms and IT consulting services, announced today that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (www.magicsoftware.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Press Contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

ir@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.